UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Rockwell Medical, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

774374102
(CUSIP Number)

DAVID S. RICHMOND
RICHMOND BROTHERS, INC.
3568 Wildwood Avenue
Jackson, Michigan 49202
(517) 435-4040

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,183,152
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,183,152
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,183,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 164,841
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 164,841
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,087
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,087
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 341,253
	8	SHARED VOTING POWER 5,245,489
	9	SOLE DISPOSITIVE POWER 341,253
	10	SHARED DISPOSITIVE POWER 5,245,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,586,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,684
	8	SHARED VOTING POWER 5,251,624
	9	SOLE DISPOSITIVE POWER 40,684
	10	SHARED DISPOSITIVE POWER 5,251,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,292,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman J. Ravich Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,400
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 44,400
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman and Sally Ravich Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,500*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,500*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*Consisting of 18,500 Shares underlying certain call options.

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alexander Coleman Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alyssa Danielle Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Mark H. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,650*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 467,650*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

* Includes 88,500 Shares underlying certain call options.

CUSIP NO. 774374102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 8, 2017, the Issuer filed suit in the Eastern District of Michigan against, amongst others, David S. Richmond, Mark H. Ravich and the other Reporting Persons, alleging violations of Exchange Act Sections 13(d) and (g), 15 U.S.C. §78m, and the rules promulgated thereunder (the “Michigan Action”). The Complaint in the Michigan Action names as defendants the following individuals and entities (collectively, the “Defendants”):

•
David S. Richmond, Matthew J. Curfman, Richmond Brothers, Inc., RBI Private Investment I, LLC, RBI PI Manager, LLC and Richmond Brothers 401(k) Profit Sharing Plan (collectively, the “Richmond Defendants”);

•
Mark H. Ravich, Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust and Alyssa Danielle Ravich 1991 Irrevocable Trust (collectively, the “Ravich Defendants”);

•	Chris Paxos;
•	Jay F. Joliat; and
•	David Hagelstein.

Specifically, the Complaint states two causes of action (Counts I and III) against all of the Defendants:

•
Count I alleges that the Defendants violated Section 13(d) of the Exchange Act by failing to timely disclose in early 2016 that they had collectively acquired in excess of 5% of the Issuer’s Shares and entered into an agreement to act in concert with respect to their collective holdings; and

•
Count III alleges that the Defendants violated Section 13(d) of the Exchange Act when the Richmond Defendants and Ravich Defendants filed a Schedule 13D on February 20, 2017, because the Schedule 13D does not disclose an alleged group between and among all Defendants.

In the alternative to Count I, the Complaint contains a separate cause of action (Count II) alleging that the Richmond Defendants and the Ravich Defendants violated Section 13(d) of the Exchange Act by failing to timely disclose that they had collectively acquired in excess of 5% of the Issuer’s Shares and entered into an agreement to act in concert with respect to their collective holdings as of 2016, i.e. at some point earlier than the Reporting Persons’ February 20, 2017 filing.

Finally, in Count IV of the Complaint, the Issuer alleges that David S. Richmond and Richmond Brothers, Inc. violated Sections 13(d) and (g) of the Exchange Act by filing a false, misleading and incomplete Schedule 13G on May 6, 2016 and October 7, 2016, and by failing to file a Schedule 13D (prior to the Reporting Persons’ February 20, 2017 filing).

The Richmond Defendants and Ravich Defendants believe that the claims stated in the Complaint are without merit and intend to defend themselves vigorously. The foregoing description of the Complaint is qualified in its entirety by reference to the Complaint, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Interested parties should review the Complaint for complete information with respect to the allegations of the Issuer.

CUSIP NO. 774374102

The Issuer’s allegations are largely based on various communications from the Defendants directed to the Issuer’s Chairman and CEO, Robert Chioini, beginning in February 2016. Such communications, which were intended to encourage the Issuer to voluntarily take action to improve its communications with shareholders and better its corporate governance practices, are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

The Reporting Persons believe that the Issuer should be considering all means to enhance shareholder value, and in furtherance of such, the Reporting Persons intend to communicate with private equity firms and other interested parties regarding means to enhance shareholder value.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Complaint.

99.2	Communications directed to Issuer.

CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2017

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

CUSIP NO. 774374102

Norman J. Ravich Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Norman and Sally Ravich Family Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

/s/ Mark H. Ravich
Mark H. Ravich